Contact

www.linkedin.com/in/rajini-anachi
(LinkedIn)

Top Skills

Cyber & Network Security, Cognitive
Engineering, Distributed systems

Cyber-security

Artificial Intelligence

Rajini Anachi

CEO & President, AVAWATZ - the future of coordinated robotics |
CEO and founder of CyGlass (Acquired)

Dallas-Fort Worth Metroplex

Summary

AVAWATZ is changing the world of robotics and your life in the
process! Here is how we will do it.

• We enable robots to detect, decide, and act on the world around
them.

• Information is shared intelligently with other robots to create
"cobots" and determine a course of action.

• Cobots allow more complex, multi-step tasks to be performed by
different types of robots collaboratively, enhancing human safety and
efficiency.

We completed our first round of preIPO capitalization.

Round two preIPO is $5 Million. Message me for details.

_____

Experience

AVAWATZ
CEO & President
February 2019 - Present (5 years 9 months)
Addison, TX

CyGlass
CEO & Founder (acquired by Nominet, 2020)
January 2009 - March 2018 (9 years 3 months)
Littleton, MA, USA

• Formerly CyGlass aka mZeal acquired by Nominet in 2020

• Built the company from ideation to the point of sale

• CyGlass is a cybersecurity company detecting unknown threats

_____

Education

Indian Institute of Science
Ph.D, Bio-Physics

Robert Wood Johnson Medical School, NJ
Post doctoral resercher, Bio-Physics, Computational NMR, AI - Drug protein interactions using Artificial Neural Networks